UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Movie Gallery, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

624581 203

(CUSIP Number)

C. Brophy Christensen, Esq. Stephen O. Carlson, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 415-984-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 624581 203	Page 2

1	NAMES OF REPORTING PERSONS ENTERASPEN LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	7,957,701

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	7,957,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,957,701

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		36.3%

14	TYPE OF REPORTING PERSON		OO

CUSIP NO. 624581 203	Page 3

1	NAMES OF REPORTING PERSONS SOPRIS PARTNERS SERIES A, OF SOPRIS CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	11,134,954

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	11,134,954

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		11,134,954

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		51.2%

14	TYPE OF REPORTING PERSON		PN

CUSIP NO. 624581 203	Page 4

1	NAMES OF REPORTING PERSONS SOPRIS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	11,442,597

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	11,442,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		11,442,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		51.9%

14	TYPE OF REPORTING PERSON		OO

CUSIP NO. 624581 203	Page 5

1	NAMES OF REPORTING PERSONS SOPRIS CAPITAL ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	16,187,724

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	16,187,724

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		16,187,724

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		71.3%

14	TYPE OF REPORTING PERSON		OO, IA

CUSIP NO. 624581 203	Page 6

1	NAMES OF REPORTING PERSONS ASPEN ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	3,486,250

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	3,486,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,486,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.2%

14	TYPE OF REPORTING PERSON		OO, IA

CUSIP NO. 624581 203	Page 7

1	NAMES OF REPORTING PERSONS NIKOS HECHT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION		UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	19,673,974

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	19,673,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		19,673,974

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		84.6%

14	TYPE OF REPORTING PERSON		IN

CUSIP NO. 624581 203	Page 8

          This Amendment No. 1 to Schedule 13D is being filed jointly by EnterAspen Limited (“EnterAspen”), Sopris Partners Series A, of Sopris Capital Partners, L.P. (“Sopris Partners”), Sopris Capital, LLC (“Sopris Capital”), Sopris Capital Advisors, LLC (“Sopris Advisors”), Aspen Advisors LLC (“Aspen Advisors”) and Nikos Hecht (each a “Reporting Person” and collectively, the “Reporting Persons”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is amended and supplemented by adding the following:

          As of the date of this amendment (the “Amendment Date”), Sopris Partners, another investment partnership with Sopris Capital as its general partner and Sopris Advisors as its manager (the “Managed Partnership”), accounts managed by Sopris Advisors and certain affiliates of the Reporting Persons have used available working capital to finance the acquisition of the First Lien Debt (as defined below).

Item 4. Purpose of Transaction

The final three paragraphs of Item 4 of the Schedule 13D are amended and restated in their entirety to read as follows:

          Sopris Partners has acquired $24.6 million in principal amount of debt (“First Lien Debt”) under the Amended and Restated First Lien Credit and Guaranty Agreement, dated as of March 8, 2007, as amended and restated as of May 20, 2008, among the Company, certain subsidiaries of the Company as guarantors, Wilmington Trust Company as the administrative agent, Deutsche Bank Trust Company Americas as collateral agent, and the lenders and other financial institutions parties thereto (the “First Lien Credit Agreement”). In addition, the Managed Partnership has acquired $21 million in principal amount of First Lien Debt, accounts managed by Sopris Advisors have acquired $135.9 million in principal amount of First Lien Debt and certain affiliates of the Reporting Persons have acquired $32.4 million in principal amount of First Lien Debt. Certain parties related to Sopris Partners and the Managed Partnership, including certain other Reporting Persons, have participation interests in respect of the First Lien Debt held by Sopris Partners and the Managed Partnership.

          On September 4, 2008, Sopris Advisors, on behalf of certain related parties (the “Contributing Lenders”), and the Company provided to Wilmington Trust, as administrative agent under the First Lien Credit Agreement, and the lenders party thereto a notice pursuant to Section 10.6(k)(i) of the First Lien Credit Agreement (the “Capital Contribution Notice”) informing such parties that the Company and the Contributing Lenders desire to enter into a transaction pursuant to which the Contributing Lenders will assign Term Loans (as defined in the First Lien Credit Agreement) to the Company in the aggregate principal amount of up to $205 million (but not less than $130 million) in exchange for Common Stock at the rate of $10 per share. The proposed transaction described in the Capital Contribution Notice (the “First Lien Debt Conversion Transaction”) is subject to execution of mutually acceptable definitive documentation containing customary representations and warranties and closing conditions, including, without limitation, (a) the approval of the Audit Committee of the Company and the Board of Directors of the Company and (b) there being no existing Default (as defined in the First Lien Credit Agreement) or Event of Default (as defined in the First Lien Credit Agreement) on October 5, 2008 (or the next succeeding Covenant Measurement Date (as defined in the First Lien Credit Agreement)). The anticipated closing date of the proposed First Lien Debt Conversion Transaction is October 6, 2008. The Capital Contribution Notice provided that, in accordance with Section 10.6(k)(i) of the First Lien Credit Agreement, the Company thereby offered to each of the Lenders (as defined in the First Lien Credit Agreement) the right to participate in the proposed transaction disclosed therein by assigning its Term Loans to the Company in exchange for Common Stock at an exchange rate of $10 per share. Further, the Company indicated that it is willing to accept assignments from the Contributing Lenders and other Lenders in an aggregate principal amount of $205 million at the $10 per share exchange rate. Synthetic LC Commitments, Synthetic LC Deposits, or Synthetic Letters of Credit may not be assigned in the proposed transaction. The Capital Contribution Notice provided the Lenders until September 19, 2008 to notify the Company in writing of their intent to participate in the proposed transaction and of the principal amount of Term Loans to be assigned to the Company. There can be no assurance that the proposed First Lien Debt Conversion Transaction will close on the terms set forth in the Capital Contribution Notice, or at all.

CUSIP NO. 624581 203	Page 9

          In connection with the proposed First Lien Debt Conversion Transaction, the Reporting Persons, their managed accounts and their related parties have acquired First Lien Debt and plan to acquire additional First Lien Debt. In addition, the Reporting Persons expect to acquire additional shares of Common Stock in the event that the proposed First Lien Debt Conversion Transaction closes.

          The foregoing descriptions of the Plan, the Revolving Credit Facility, the Seasonal Overadvance Credit Agreement, the Registration Rights Agreement, the Warrant Agreement, the $10 Warrants, the $0.01 Warrants, the First Lien Credit Agreement and the Capital Contribution Notice do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which appear as exhibits to the Company’s Current Reports on Form 8-K filed on April 16, 2008, May 28, 2008, and September 9, 2008 respectively, and this Schedule 13D, and are incorporated herein by reference.

          The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock, First Lien Debt, or other securities of the Company in the open market or otherwise and reserve the right to dispose of any or all of their shares of Common Stock, First Lien Debt, or other securities of the Company in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock, First Lien Debt, or other securities of the Company.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits:

Exhibit 9

Amended and Restated First Lien Credit and Guaranty Agreement, dated as of March 8, 2007, as amended and restated as of May 20, 2008, among the Company, certain subsidiaries of the Company as guarantors, Wilmington Trust Company, as administrative agent, Deutsche Bank Trust Company Americas, as collateral agent, and the lenders and other financial institution parties thereto, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 28, 2008.

Exhibit 10	Capital Contribution Notice of the Company and Sopris Capital Advisors LLC, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed September 9, 2008.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 9, 2008

ENTERASPEN LIMITED

By:	ASPEN ADVISORS LLC
Its Attorney-in-fact with respect to accounts managed by Aspen Advisors LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

By:	SOPRIS CAPITAL ADVISORS, LLC
Its Attorney-in-fact with respect to accounts managed by Sopris Capital Advisors, LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

SOPRIS PARTNERS SERIES A, OF SOPRIS CAPITAL PARTNERS, L.P.

By:	SOPRIS CAPITAL, LLC
Its general partner

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS CAPITAL, LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS CAPITAL ADVISORS, LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

ASPEN ADVISORS LLC

By:	/s/ NIKOS HECHT

Name: Nikos Hecht
Title: Managing Member

/s/ NIKOS HECHT

Nikos Hecht